EXHIBIT 99


                   LASERSIGHT ANNOUNCES THIRD QUARTER RESULTS
                           Provides Update on Products
                          Announces Management Changes

        Winter Park, FL (November 14, 2000) - LaserSight Incorporated (NASDAQ: LASE) today announced financial results for the three months and nine months ended September 30, 2000. The Company also provided an update on the regulatory status of its products and announced two key management changes.

        Revenues for the third quarter increased approximately 15% to $8.0 million from $6.9 million in the third quarter of 1999. Revenues for the nine months ended September 30, 2000 increased approximately 65% to $28.2 million from $17.1 million in the comparable period of 1999.

        For the quarter ended September 30, 2000, the Company reported a net loss of $4.5 million, or $0.21 per share, compared to a net loss of $3.0 million, or $0.17 per share, reported for the third quarter of 1999. The average common shares outstanding were 21,689,000 during the third quarter of 2000 compared to 17,455,000 in the third quarter of 1999.

        The net loss for the nine months ended September 30, 2000 was $9.4 million, or $0.46 per share, compared to a net loss of $9.8 million reported for the nine months ended September 30, 1999, or $0.62 per share. The average common shares outstanding were 20,420,000 during the nine months ended September 30, 2000 and 15,691,000 in the comparable period of 1999. The Company's loss in 2000 is attributed to the investment in building the infrastructure necessary to support the introduction of the LaserScan LSX(R) excimer laser system into the U.S. market, developing, testing and launching the Company's MicroShape(TM) family of keratome products and developing and testing the Company's Astra family of products for CustomEyes(TM).

        In the third quarter, the Company sold a total of 19 laser systems, including nine systems into the U.S. market. During the previous quarters ending March 31 and June 30, 2000, the Company sold a total of 19 and 30 LaserScan LSX excimer laser systems, respectively, with 6 and 17 of those systems sold in the U.S., respectively. The Company's sales of laser systems for the nine months ended September 30, 2000 were 68, an increase of approximately 31% from the 52 systems sold in the comparable period of 1999.

        Compared to the second quarter of 2000, revenues decreased approximately 30% from $11.5 million. Laser system sales were affected by delays in the approval of the Company's PMA supplement for astigmatism. As previously announced, this PMA supplement was filed earlier this year for expansion of approved clinical indications for the LaserScan LSX to include myopia with astigmatism. Subsequent to that filing the FDA asked the Company to provide additional information and clarifications. While the Company believes that its responses address all open issues regarding approval of astigmatism, it is not possible to provide an exact time frame within which LaserSight
anticipates  receipt  of the  astigmatism approval.   The  addition  of
astigmatism to LaserSight's approved clinical indications will be a significant milestone with the potential to open the U.S. market for the LaserScan LSX to approximately 80% of the refractive corrections currently performed with excimer laser systems.

        Michael R. Farris, president and chief executive officer of LaserSight commented, "While sales during the third quarter reflect the still pending FDA approval, our activities during the quarter continued to confirm the high level of interest and acceptance of the LSX by individual physicians, academic medical centers and corporate providers. I believe that the refractive surgical community has come to recognize the advantages of LaserSight's state-of-the-art technologies for the planning and execution of refractive procedures. The LaserScan LSX incorporates the features of low fluence, small spot size, and high repetition rate precision beam scanning technology into what is being recognized as the ideal platform for refractive procedures. We anticipate that in 2001, the LSX will be fully approved for refractive procedures that include treatment of myopia, hyperopia, astigmatism and mixed astigmatism utilizing the LASIK procedure, and that the Company will commence and conclude U.S. clinical trials utilizing the AstraPro(TM) planning software for CustomEyes(TM) custom ablations."

        In related matters, the Company expects that during this month it will submit to the FDA a PMA supplement requesting the Agency's approval to expand the approved indications for the LaserScan LSX to include the treatment of myopia, hyperopia, astigmatism and mixed astigmatism utilizing the LASIK procedure. The Company also confirmed that it filed a PMA supplement requesting FDA approval for its AccuTrack(TM) eye tracking system. The advanced pattern recognition eye tracking system is an upgradable feature already incorporated into the standard international version of the LSX excimer laser.

        On October 31, 2000, the Company announced that the FDA approved its PMA supplement related to its state-of-the-art manufacturing facility in Winter Park, Florida. With receipt of this approval, LaserSight has now resumed manufacturing and shipping its LaserScan LSX excimer laser systems from this new manufacturing location.

        LaserSight completed its quality evaluation for the 200 Hz repetition rate version of the LaserScan LSX(R) precision beam scanning spot excimer laser system, and by the end of this month will have provided the 200 Hz upgrade to all LSX systems installed in the U.S. In commenting on his experience with the 200 Hz version of the LSX, Gail Martin, M.D., of Carolina Eye Associates, Southern Pines, NC, said, " Increasing the laser to 200 Hz really makes a flying spot scanning system extremely efficient. I am seeing better quality and smoother interfaces, with 80 percent of the patients treated at 200 Hz achieving one day post-operative best uncorrected visual acuity (BUCVA) of 20/25 or better. The centration of ablations has been excellent based on visual results and topographical analysis."

        The Company's research and development in the Astra family of products for CustomEyes(TM) custom ablation treatments further demonstrates LaserSight's commitment to bringing innovative technology to the refractive market. This family of products will include the AstraMax(TM) Diagnostic Workstation designed to provide precise diagnostic measurements of the eye and the AstraPro software, a surgical planning tool for planning custom treatments. The Company has filed a 510(k) premarket notification for the AstraMax. Taking diagnostic measurements of the cornea at advanced levels of precision is critical for custom ablation planning. The AstraMax is a patented stereo-camera based diagnostic instrument that utilizes a patent pending polar grid image to acquire a number of diagnostic measurements of the cornea. AstraPro is a surgical planning tool that will utilize advanced levels of precise diagnostic measurements for the planning of custom ablation treatments when approved. With an installed base of more than 350 systems, it is LaserSight's intent to capture per procedure revenues related to the use of CustomEyes(TM).

        Mr. Farris continued, "We have experienced delays in the commercial launch of the Company's UltraShaper(TM) durable keratome and sales of the our MicroShape keratome products. LaserSight's MicroShape product strategy is to provide a full complement of keratome products centered around the UltraShaper durable keratome and supported by the UniShaper(TM) single-use keratome and UltraEdge(TM) keratome blades. The delays we have experienced in the commercial launch of the durable keratome continue to impact sales of the MicroShape product line. We are making significant progress with the field evaluation of the UltraShaper, and during the AAO meeting one of the surgeons evaluating the instrument reported his very positive results from an early phase of our quality evaluation. As I have stated previously, LaserSight remains committed to not only matching, but to advancing keratome technology and will not commercially ship its durable keratome until it can satisfy this commitment."

        LaserSight is pleased to announce two important additions to its management staff. Ms. Christine A. Oliver has joined the Company as senior vice president with responsibility for sales, marketing, clinical applications and training. Ms. Oliver brings to LaserSight a strong background and experience in refractive technology, having spent the past four years with Summit Autonomous Corporation initially as director of international marketing & sales and then as vice president marketing & sales. Prior to joining Summit Autonomous, Ms. Oliver was with Alcon Laboratories, where she held several key positions including international marketing management for Alcon's excimer refractive laser system project. Ms. Oliver commented, "I believe that LaserSight's LaserScan LSX, with its precision beam scanning spot technology and state-of-the-art eye tracking capability, is the best platform for today's refractive surgical applications. In the future, when the LSX is linked with the Company's Astra products for custom ablations, the combination of precision scanning technology and the CustomEyes(TM) approach to planning custom ablations will position LaserSight as a leader in laser vision correction."

        Mr. Edward (Ned) Luce has joined LaserSight as vice president - regulatory affairs. Mr. Luce joins the Company's regulatory department headed by
L. Stephen Dalton, Ph.D. and has assumed responsibility for all regulatory matters, both in the U.S. and internationally. Ned Luce brings with him 24 years of experience in medical devices and has spent the major part of his career in the areas of regulatory affairs and quality assurance. Most recently, Mr. Luce was employed by Alcon Laboratories where, since 1985, he held several positions, the latest having been assistant director of regulatory affairs.

        Mr. Farris commented, "We are pleased to welcome Christine and Ned to the LaserSight team. They are outstanding people who bring to LaserSight a depth of experience and understanding of ophthalmic device technology that will prove invaluable as the Company continues to drive towards capturing a significant share of both the U.S. and international markets for laser vision correction. LaserSight is truly fortunate that they recognized the opportunity our technology presents, and have made the decision to contribute to the Company's success during this important stage of growth and development."

        Mr. Farris concluded, "With the unprecedented growth in the market for refractive systems and refractive procedures expected to continue, LaserSight sees a significant market opportunity for its precision beam scanning spot technology. In addition, the development and introduction of the CustomEyes(TM) family of products for custom ablation into the refractive market should serve to further increase the total market and present a significant opportunity for LaserSight to leverage its advanced technologies into product sales and a recurring revenue stream from procedure-related fees."

        LaserSight is a leading supplier of quality technology solutions for laser vision correction. Its products include the LaserScan LSX precision beam scanning spot system, its international research and development activities related to the Astra family of products used to perform custom blation procedures know as CustomEyes(TM) and its MicroShape family of keratome products. The Astra family of products includes the AstraMax diagnostic work station designed to provide precise diagnostic measurements of the eye and the AstraPro software, a surgical planning tool that utilizes advanced levels of diagnostic measurements for the planning of custom ablation treatments. In the United States, the Company's LaserScan LSX excimer laser system operating at 200 Hz is approved for the treatment of low to moderate myopia by photorefractive keratectomy. The Company has filed a 510(k) premarket notification for its AstraMax diagnostic workstation and has begun international clinical testing of its AstraPro planning software. The MicroShape family of keratome products includes the UltraShaper durable keratome, the UniShaper single-use keratome and UltraEdge keratome blades.

        This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, regulatory approvals and commercialization of products, which involve risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the Company's Form 10-K, Form 10-Q and Form 8-K reports.

Following are selected LaserSight financial results (in 000s except per share data):

                                                    Three Months Ended               Nine Months Ended
                                                       September 30,                   September 30,
                                                  2000              1999           2000             1999
                                                  ----              ----           ----             ----
Total Revenues                                  $ 8,009           $ 6,942       $ 28,165         $ 17,091
Cost of Revenues                                  3,507             2,800         11,272            7,216
Gross Profit                                      4,502             4,142         16,893            9,875
Research, Development and Regulatory              1,096               767          3,346            2,257
Selling, General & Administrative                8,120             6,618         23,626           17,878
Loss from Operations                             (4,714)           (3,243)       (10,079)         (10,260)
Other Income, Net                                   197               220            688              466
Net Loss                                        $(4,517)          $(3,023)      $ (9,391)        $ (9,794)
Loss per Common Share - Basic and Diluted       $ (0.21)          $ (0.17)      $  (0.46)        $  (0.62)
Weighted Average Number of Shares Outstanding    21,689            17,455         20,420           15,691

Selected balance sheet data (in 000s):

                                                September 30, 2000          December 31, 1999
                                                ------------------          -----------------
Cash and Cash Equivalents                             $ 12,042                   $ 11,248
Accounts and Notes Receivable (Current), Net            17,164                     10,511
Total Current Assets                                    42,370                     30,632
Total Current Liabilities                               15,049                      8,984
Long-Term Obligations                                      107                        100
Stockholders' Equity                                    49,374                     39,578
